Ballard Power Systems

News Release

Ballard Announces High Volume Fuel Cell Supply Agreement For Telecom Backup Power in India

For Immediate Release – October 9, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems today announced that it has entered into a high volume development and supply agreement, with an affiliate of the ACME Group and IdaTech LLC, to supply net 5kW natural gas fuel cell products. The systems will be deployed by ACME, primarily for telecom backup power applications in India.

Ballard will supply these fuel cell products to IdaTech for integration into natural gas-fuelled systems. ACME and IdaTech will enter into an agreement to form a joint venture in India for the manufacture and assembly of this system. Ballard will be the exclusive supplier of fuel cells to this joint venture.

This agreement provides a binding commitment for the purchase of approximately 1,000 units in 2009 and 9,000 units in 2010, subject to meeting product design and acceptance specifications.

ACME, a proven infrastructure provider to telecom network operators, intends to deploy these systems for extended backup power for wireless base stations throughout India. These systems will deliver important benefits to ACME’s customers, including reliability, extended service life, cost savings and environmentally friendly operation.

John Sheridan, Ballard’s President and Chief Executive Officer said, “This high volume, binding agreement represents a big step forward for Ballard and the broader fuel cell sector. The ten-thousand unit volume will enable significant cost reductions and this new low cost, natural gas fuel cell product will be an important enabler for the acceleration of product adoption in other stationary power markets.”

In consideration of ACME’s minimum 10,000 unit purchase commitment and its agreement to develop the market for fuel cell systems in applicable territories, Ballard has granted ACME exclusive rights for the sale and use of Ballard’s fuel cells for stationary power applications in the Indian subcontinent and for telecom backup power applications in the Middle East and Africa (excluding South Africa) through to mid-2011. The agreement provides options for extending these exclusivity provisions into 2011 and 2012, subject to additional binding orders by ACME for at least 10,000 units per year.

Atul Sabharwal, Chief Operating Officer of the ACME Group stated, “Fuel cell backup power systems offer an excellent and reliable proposition to telecom service providers because they help operators reduce downtime and also substantially reduce greenhouse gas emissions, which contribute to global warming.” Mr. Sabharwal welcomed the opportunity to offer a reliable and flexible backup power solution based on fuel cell technology, in collaboration with “high-quality partners”. He concluded, “Globally, at any telecom site, batteries and generators are the cause of a lot of pollution. In addition, they have high operational costs. We expect fuel cells to help with both of these issues.”

“These agreements are a testament to the value of sound partnerships”, added Hal Koyama, IdaTech’s Chief Executive Officer. “We have been able to leverage the relationship that our partner, Ballard, has had with ACME, in order to establish an important new agreement that will enable execution of our market strategy in India and other countries.”

These agreements replace Ballard’s existing supply agreement with ACME and represent an increase in volume of at least three times.

These agreements do not impact Ballard’s existing supply agreements with IdaTech for its iGen™ and ElectraGen™ products.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

About the ACME Group
The ACME Group today is a leading provider in the field of innovative, green energy solutions for wireless telecommunications, cold chain systems, alternative energy, wastewater treatment and environmental impact solutions. ACME solutions, which are geared towards energy optimization and cost-efficiency, have been welcomed by leading telecom operators around the world. The company enjoys an international presence through its own establishments, channel partners and associates in over 20 countries and partners with giants such as Nokia Siemens Networks and Ericsson. It continues to offer improved solutions to its customers and has invested heavily in R&D both in India and abroad. For more about ACME, see www.acme.in and www.acmetelepower.com.

About IdaTech
IdaTech is a global leader in the development and manufacturing of clean and reliable PEM fuel cell solutions for telecommunications, commercial and industrial backup power from 250W to 15kW. IdaTech’s unique technologies provide solutions for a wide range of applications from portable to off grid power and directly support efforts towards sustainable energy. IdaTech’s portfolio of industry-certified fuel cell solutions are based on the company’s fuel processing, fuel cell stack and power module and fuel cell system integration capabilities. With the support of strategic partners and customers, the company’s energy solutions are being deployed domestically and internationally for stationary, portable and other advanced applications. For more information on IdaTech fuel cell solutions and advanced technologies, please visit www.idatech.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Guy McAree
Ballard Power Systems
604-412-7919
guy.mcaree@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.